AB
3/3

10028843

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66572

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 01, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capstone Capital Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

176 Federal Street, 3rd Floor
(No. and Street)

Boston (City) Massachusetts (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John M. Ferrara (617) 619-3325
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moody, Famiglietti & Andronico, LLP
(Name – *if individual, state last, first, middle name*)

1 Highwood Drive (Address) Tewksbury (City) MA (State) 01876 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

Mail
FEB 26 2010
Washington, DC
121

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/6/2010
gD

OATH OR AFFIRMATION

I, John M. Ferrara, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capstone Capital Markets LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, Managing Partner

Title

Notary Public

Shannon K. Cullen
Notary Public
Commonwealth of Massachusetts
My Commission Expires
April 4, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MFA
MOODY, FAMIGLIETTI & ANDRONICO, LLP
Certified Public Accountants & Consultants

To the Member and Managers
Capstone Capital Markets LLC
Boston, Massachusetts

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of financial condition of Capstone Capital Markets LLC (the "LLC") as of December 31, 2009 and 2008, and the related statements of operations and changes in member's equity, and cash flows for the years then ended. These financial statements are the responsibility of the LLC's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The LLC is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the LLC's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capstone Capital Markets LLC as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moody, Famiglietti & Andronico, LLP

Moody, Famiglietti & Andronico, LLP
February 24, 2010

December 31		2009		2008
Assets				
Cash and Equivalents	$	579,524	$	16,793
Accounts Receivable		-		20,000
Total Assets	$	579,524	$	36,793
Liabilities and Member's Equity				
Accounts Payable	$	-	$	850
Accrued Expenses		50,530		-
Deferred Revenue		82,222		25,000
Total Liabilities		132,752		25,850
Member's Equity		446,772		10,943
Total Liabilities and Member's Equity	$	579,524	$	36,793

The accompanying notes are an integral part of these financial statements.

For the Years Ended December 31	2009	2008
Placement Services	$ 607,778	$ 30,000
Expenses:		
Compensation and Related Expenses	121,715	59,990
Professional Fees	28,612	25,285
Employee Benefits	9,008	6,772
Office Expenses	8,333	7,650
Corporate Fees and Taxes	4,468	5,418
Total Expenses	172,136	105,115
Income (Loss) from Operations	435,642	(75,115)
Other Interest Income	187	-
Net Income (Loss)	435,829	(75,115)
Member's Equity, Beginning	10,943	26,058
Contributed Capital from Parent	-	60,000
Member's Equity, Ending	$ 446,772	$ 10,943

The accompanying notes are an integral part of these financial statements.

For the Years Ended December 31		2009		2008
Cash Flows From Operating Activities:				
Net Income (Loss)	$	**435,829**	$	(75,115)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities:				
Decrease (Increase) in Accounts Receivable		**20,000**		(20,000)
(Decrease) Increase in Accounts Payable		**(850)**		850
Increase in Accrued Expenses		**50,530**		-
Increase in Deferred Revenue		**57,222**		25,000
Net Cash Provided by (Used in) Operating Activities		**562,731**		(69,265)
Cash Flows Provided by Financing Activities:				
Contributed Capital from Parent		**-**		60,000
Net Increase (Decrease) in Cash		**562,731**		(9,265)
Cash and Equivalents, Beginning		**16,793**		26,058
Cash and Equivalents, Ending	$	**579,524**	$	16,793

The accompanying notes are an integral part of these financial statements.

1. Significant Accounting Policies:

Reporting Entity: Capstone Capital Markets LLC (the "LLC"), which is a wholly-owned subsidiary of Capstone Partners LLC (the "Parent"), was formed on April 8, 2004, as a Delaware limited liability company. The LLC was registered under the Securities Exchange Act of 1934 as a broker/dealer on April 29, 2005. The LLC provides private placement services for companies located throughout the United States.

Accounting Standards Codification: During the year ended December 31, 2009, the Company adopted the *FASB Accounting Standards Codification* ("ASC"). The ASC became the single official source of authoritative accounting principles generally accepted in the United States ("GAAP") recognized by the FASB, other than guidance issued by the Securities and Exchange Commission. The adoption of the ASC did not have a material impact on the Partnership's financial statements. However, the adoption of the ASC changed the Partnership's references to GAAP in its financial statements.

Revenue Recognition: The LLC recognizes private placement fees at the time the placement is completed and the income is reasonably determinable. Initial nonrefundable retainer fees are recognized as the services are performed over the term of the contract.

Deferred Revenue: Deferred revenue represents retainer fees for which the above mentioned revenue recognition criteria have not been met.

Cash and Equivalents: The LLC maintains cash in bank deposit accounts which, at times, may exceed the federally insured limits. The Company has a cash management program, which provides for investments of excess cash balances primarily in money market accounts. The Company considers such highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. The value, liquidity and related income of these investments are sensitive to changes in economic conditions, and may be adversely affected by shifts in the market and changes in interest rates.

Income Taxes: No provision for federal or state income taxes is presented in these financial statements, as Capstone Capital Markets LLC is a limited liability company under the provisions of the Internal Revenue Code, which is taxed as a partnership and, accordingly, its taxable income is allocated to its member for federal and state income tax reporting purposes.

Uses of Estimates: Management has used estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities in its preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America. Actual results experienced by the LLC may differ from those estimates.

Subsequent Events: In May of 2009, the FASB issued ASC No. 855-10 [Prior Authoritative Guidance: SFAS No. 165, *Subsequent Events*] (ASC 855-10), which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date, but before the financial statements are issued or available to be issued. This guidance is effective for annual financial periods ending after June 15, 2009, and has been applied prospectively. In accordance with ASC 855-10, management has evaluated subsequent events spanning the period from December 31, 2009 through February 24, 2010, the latter representing the issuance date of this report.

2. Related Party Transactions:

The expenses of the LLC are directly allocated from the Parent to the LLC for those expenses solely pertaining to the LLC. Certain other overhead expenses are allocated to the LLC based on management's estimate of the LLC's usage of the related expenses. Such overhead expenses for the years ended December 31, 2009 and 2008 included certain payroll and related expenses and office expenses amounting to $157,146 and $74,619, respectively.

3. Net Capital:

The LLC is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of not less than the greater of 6 2/3% of aggregate indebtedness or $5,000. As of December 31, 2009 and 2008, the LLC's net capital amounted to $446,772 and $10,943, respectively.

Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The LLC's aggregate indebtedness to net capital ratio amounted to 0.30 to 1 and 2.36 to 1 as of December 31, 2009 and 2008, respectively.

4. Economic Dependency:

During the years ended December 31, 2009 and 2008, 100% of the LLC's revenue was derived from two customers, respectively.

December 31	2009
Aggregate Indebtedness	$ 132,752
Member's Equity	$ 446,772
Net Capital	446,772
Minimum Net Capital Requirement to be Maintained	5,000
Net Capital in Excess of Requirements	$ 441,772
Ratio of Aggregate Indebtedness to Net Capital	0.30 to 1

Reconciliation with Partnership's Computation (included in Part II of Form X-17A-5 as of December 31, 2009):

Net Capital, as Reported in Partnership's Part II (unaudited) FOCUS Report	$ 579,524
Net Adjustments to Accrued Expenses and Deferred Revenue	(132,752)
Net Capital Per Above	$ 446,772

MFA
MOODY, FAMIGLIETTI & ANDRONICO, LLP
Certified Public Accountants & Consultants

To the Member and Managers
Capstone Capital Markets LLC
Boston, Massachusetts

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a - 5

In planning and performing our audit of the financial statements and supplemental schedule of Capstone Capital Markets LLC as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the LLC's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the LLC's internal control. Accordingly, we do not express an opinion on the effectiveness of the LLC's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the LLC including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the LLC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the LLC in any of the following:

1. Making quarterly securities examinations, counts, verification, and comparisons and recordation of differences required by Rule 17a-13, and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the LLC has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

MFA

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the LLC's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the LLC's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the LLC's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moody, Famiglietti & Andronico, LLP

Moody, Famiglietti & Andronico, LLP
February 24, 2010

MFA
MOODY, FAMIGLIETTI & ANDRONICO
Certified Public Accountants & Consultants

To the Members and Managers
Capstone Capital Markets LLC
Boston, Massachusetts

Independent Accountants' Report on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation

In accordance with Rule 17a-5(e) (4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by Capstone Capital Markets LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Capstone Capital Markets LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Capstone Capital Markets LLC's management is responsible for the Capstone Capital Markets LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries in the general ledger as well as bank statements and check copies noting no differences;
2. Compared the Total Revenue amounts of the the audited Form X-17A-5 for the year ended December 31, 2009, less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers SIPC-6 and 2009 SIPC-4 supporting the adjustments noting no differences; and
4. Proved the arithmetical accuracy of any calculations reflected in Form SIPC-7T and in the related schedules and working papers SIPC-6 and SIPC-4 supporting the adjustments noting no differences; and,
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed addition procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Moody, Famiglietti & Andronico, LLP

Moody, Famiglietti, & Andronico, LLP
February 24, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066572 FINRA DEC
CAPSTONE CAPITAL MARKETS LLC 9*9
176 FEDERAL ST STE 301
BOSTON MA 02110-2223

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Shannon Cullen (617) 619-3332

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 1,663.00

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (150.00)

Jan. 2009 - $150
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,513.00

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,513.00

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Capstone Capital Markets LLC
(Name of Corporation, Partnership or other organization)

Shannon Cullen
(Authorized Signature)

Operations Manager
(Title)

Dated the 26 day of January, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending Dec 31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 665,187
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	–
(2) Net loss from principal transactions in securities in trading accounts.	–
(3) Net loss from principal transactions in commodities in trading accounts.	–
(4) Interest and dividend expense deducted in determining item 2a.	–
(5) Net loss from management of or participation in the underwriting or distribution of securities.	–
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	–
(7) Net loss from securities in investment accounts.	–
Total additions	–
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	–
(2) Revenues from commodity transactions.	–
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	–
(4) Reimbursements for postage in connection with proxy solicitation.	–
(5) Net gain from securities in investment accounts.	–
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	–
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	–
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	–
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ –	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ –	
Enter the greater of line (i) or (ii)	–
Total deductions	–
2d. SIPC Net Operating Revenues	$ 665,187
2e. General Assessment @ .0025	$ 1,663.00

(to page 1 but not less than $150 minimum)

Capstone Capital Markets
Member NASD, SIPC
One Boston Place
39th Floor
Boston, MA 02108

Bank of America
ACH R/T 053000196

2238

66-19/530 MB
7530

1/26/2010

PAY TO THE ORDER OF Securities Investor Protection Corp. $ **1,513.00

One Thousand Five Hundred Thirteen and 00/100** DOLLARS

805 15th Street, Suite 800
Washington, DC 20005-2215

MEMO 8-066572

⑈002238⑈ ⑆053000196⑆ 000697023157⑈

2238

Securities Investor Protection Corp. 1/26/2010 1,513.00

Bank of America - CC 8-066572 1,513.00

2238

Securities Investor Protection Corp. 1/26/2010 1,513.00

Bank of America - CC 8-066572 1,513.00

CAPSTONE CAPITAL MARKETS LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008